SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                    THE SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1998

                        Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                         RELIABILITY INCORPORATED
                              16400 Park Row
                           Houston, Texas  77084
                             P. O. Box 218370
                        Houston, Texas  77218-8370

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                             December 31, 1998

                             TABLE OF CONTENTS


                                                                  Page
                                                                 Number
Financial Statements:
  Report of Independent Auditors                                    3
  Statements of Net Assets Available for Benefits                   4
  Statement of Changes in Net Assets Available for Benefits         5
  Notes to Financial Statements                                     6


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for Investment Purposes       15
  Line 27d - Schedule of Reportable Transactions                   16


Signatures                                                         17

Exhibit 23 - Consent of Independent Auditors dated                 19
               June 7, 1999

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                      REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1998 and reportable transactions for the year ended December 31, 1998, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ ERNST & YOUNG LLP





Houston, Texas
April 30, 1999

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,
                                                     1998         1997

Plan assets (at fair value):
  Investment in common stock of Reliability
    Incorporated                                 $2,621,580 $ 8,716,304

  Short-term investments at fair value,
    which approximates cost                               -       3,020

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value Equity
        Investments Fund                            955,248     670,967
      Large Capitalization Growth Investments
        Fund                                        946,185     695,359
      Small Capitalization Growth Investments
        Fund                                        482,350     447,183
      International Equity Investments Fund         326,483     272,090
      Stable Value Investments Fund                 758,353   1,040,033
  Participant Loans Outstanding                      83,551     116,256
                                                  ---------  ----------
    Total Investments                             6,173,750  11,961,212
  Other assets                                            -         259
                                                  ---------  ----------
Net assets available for benefits                $6,173,750 $11,961,471
                                                  =========  ==========





























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       Year ended December 31, 1998


Investment income:
  Interest and dividends                                     $    41,756
  Net depreciation in fair value
    of investments                                            (5,208,144 )
                                                              ----------
    Total investment loss                                     (5,166,388 )
                                                              ----------

Contributions:
  Employee                                                       397,043
  Employer                                                       382,559
                                                              ----------
    Total contributions                                          779,602
                                                              ----------

Withdrawals and terminations                                  (1,400,935 )
                                                              ----------
Net decrease in assets available for benefits                 (5,787,721 )

Net assets available for benefits
  at beginning of year                                        11,961,471
                                                              ----------
Net assets available for
  benefits at end of year                                    $ 6,173,750
                                                              ==========



























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                       NOTES TO FINANCIAL STATEMENTS

                             December 31, 1998

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Any United States employee of the Employer who has attained the age of 21 and has completed six months of service with at least 900 hours or one year of service with at least 1,000 hours, becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan as described below.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of base compensation. Prior to February 1, 1996 a Member could elect to have all or a portion of his contributions subject to federal income taxes ("after-tax contributions"). Effective February 1, 1996, no portion of the Employee Contributions are subject to federal income taxes in accordance with Section 401(k) of the Internal Revenue Code ("pre-tax contributions"). Base compensation excludes bonuses, commissions, shift differential, overtime premiums, and similar payments. Participants may increase or decrease contributions percentages each pay period.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's base compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' base compensation for the period during which they were Members. An additional discretionary contribution may be made. The amount to be contributed, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's gross compensation. The contribution for 1998 was 5 percent of the Member's total compensation.

                           RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1998

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member receives a vested interest in the balances in Employer Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:

                                                     Vested interest in
      Years of Service                                Employer Account
      ----------------                               ------------------
       Less than 3                                          0%
            3                                              20%
            4                                              40%
            5                                              60%
            6                                              80%
            7                                             100%

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Account. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

Effective January 1, 1995, the Trustee of the Plan is the Consulting Group of Smith Barney, Inc. A member may elect to invest his contribution in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the Large Capitalization Value Equity Investments Fund; (iii) the Large Capitalization Growth Investments Fund; (iv) the Small Capitalization Growth Investments Fund; (v) the International Equity Investments Fund; and (vi) the Stable Value Investments Fund.

Investments are stated at fair value based on quoted market prices.

The contribution to each fund elected may be any whole percentage of the Member's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund may be any whole percentage of the Member's Employee Account.

Amounts contributed by the Company are invested solely in the RI Common Stock Fund. Common stock may be purchased, by the Trustee, directly from the Company or in the open market. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee.

A participant who is 55 years of age and who is 100 percent vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the Plan. This election may be made only once during each Plan year.

Administrative expenses are paid by the Company. Gains and losses realized on the sale of securities in the RI Common Stock Fund are recorded on an average cost basis.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1998


NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution. Members who had account balances prior to January 1, 1996 may also be able to elect certain other forms of payment.

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($30,166 in 1998 and $8,113 in 1997) in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.


NOTE D - PARTICIPANT LOANS

A participant may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his or her non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated January 17, 1997, was received from the Internal Revenue Service for the Plan as amended on April 3, 1995 and February 28, 1996, regarding its qualification under Section 401(a) of the Internal
Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code.

The Plan was amended on April 30, 1997 (effective January 1, 1997) to change the definition of compensation for the purposes of allocating the employer additional discretionary contribution to include bonuses, commissions, shift differentials, overtime premiums, and similar payments.

Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  December 31, 1998

                                                                   Non-Par-
                                        Total       Participant    ticipant
                                        Plan         Directed      Directed


Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated         $2,621,580     $  232,589   $2,388,991

  Short-term investments                      -              -            -

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund         955,248        955,248            -
      Large Capitalization Growth
        Investments Fund                946,185        946,185            -
      Small Capitalization Growth
        Investments Fund                482,350        482,350            -
      International Equity
        Investments Fund                326,483        326,483            -
      Stable Value Investments
        Fund                            758,353        758,353            -
  Loan Fund                              83,551         83,551            -
                                      ---------      ---------    ---------
Net Assets Available for Benefits    $6,173,750     $3,784,759   $2,388,991
                                      =========      =========    =========

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  December 31, 1997

                                                                   Non-Par-
                                        Total       Participant    ticipant
                                        Plan         Directed      Directed


Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated        $ 8,716,304     $  919,036   $7,797,268

  Short-term investments                  3,020          1,620        1,400

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund         670,967        670,967            -
      Large Capitalization Growth
        Investments Fund                695,359        695,359            -
      Small Capitalization Growth
        Investments Fund                447,183        447,183            -
      International Equity
        Investments Fund                272,090        272,090            -
      Stable Value Investments
        Fund                          1,040,033      1,040,033            -
    Loan Fund                           116,256        116,256            -
                                     ----------      ---------    ---------
      Total investments              11,961,212      4,162,544    7,798,668

Other assets                                259              -          259
                                     ----------      ---------    ---------
Net Assets Available for Benefits   $11,961,471     $4,162,544   $7,798,819
                                     ==========      =========    =========

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                               December 31, 1998

                                                 Reliability Incorporated
                                                     Common Stock Fund
                                                               Non-Par-
                                       Total     Participant   ticipant
                                        Plan      Directed     Directed

Investment income (loss):
  Interest and dividends            $   41,756   $      15  $     1,518
  Net appreciation (depreciation)
    in fair value of investments    (5,208,144 )  (551,863 ) (5,114,092 )
                                    ----------     -------    ---------
    Total investment income (loss)  (5,166,388 )  (551,848 ) (5,112,574 )
                                    ----------     -------    ---------
Contributions:
  Employee                             397,043      39,556            -
  Employer                             382,559           -      349,188
                                    ----------     -------    ---------
    Total contributions                779,602      39,556      349,188
                                    ----------     -------    ---------

Withdrawals and terminations        (1,400,935 )   (19,625 )   (577,391 )

Investment transfers                         -    (154,886 )    (69,051 )

Transfers (to) from Loan Fund                -         356            -
                                    ----------     -------    ---------
Net increase (decrease) in assets
  available for benefits            (5,787,721 )  (686,447 ) (5,409,828 )

Net assets available for
   benefits at beginning of year    11,961,471     919,036    7,798,819
                                    ----------     -------    ---------
Net assets available for benefits
  at end of year                   $ 6,173,750   $ 232,589  $ 2,388,991
                                    ==========     =======    =========

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND - (Continued)

                                               December 31, 1998

                                     Large Cap-       Large       Small
                                      italiza-      Capital-    Capital-
                                     tion Value      ization     ization
                                       Equity        Growth      Growth
                                        Fund          Fund        Fund
                                              Participant Directed

Investment income (loss):
  Interest and dividends              $ 17,157     $   4,922   $    303
  Net appreciation (depreciation)
    in fair value of investments        81,125       250,950     16,334
                                       -------       -------    -------
    Total investment income             98,282       255,872     16,637
                                       -------       -------    -------
Contributions:
  Employee                              73,165        76,781     67,561
  Employer                               3,932        10,805      8,158
                                       -------       -------    -------
    Total contributions                 77,097        87,586     75,719
                                       -------       -------    -------

Withdrawals and terminations           (91,145 )    (109,585 )  (69,087 )

Investment transfers                   222,511        29,107     16,491

Transfers (to) from Loan Fund          (22,767 )     (12,509 )   (4,865 )
                                       -------       -------    -------
Net increase (decrease) in assets
  available for benefits               283,978       250,471     34,895

Net assets available for
   benefits at beginning of year       671,270       695,714    447,455
                                       -------       -------    -------
Net assets available for benefits
  at end of year                      $955,248     $ 946,185   $482,350
                                       =======       =======    =======

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND - (Continued)

                                               December 31, 1998

                                        Inter-
                                       national Stable
                                        Equity        Value        Loan
                                         Fund         Fund         Fund
                                              Participant Directed

Investment income (loss):
  Interest and dividends               $  9,176   $      417   $  8,248
  Net appreciation (depreciation)
    in fair value of investments         54,992       54,410          -
                                        -------    ---------    -------
    Total investment income (loss)       64,168       54,827      8,248
                                        -------    ---------    -------
Contributions:
  Employee                               42,086       97,894          -
  Employer                                4,042        6,434          -
                                        -------    ---------    -------
    Total Contributions                  46,128      104,328          -
                                        -------    ---------    -------

Withdrawals and terminations            (34,337 )   (421,030 )  (78,735 )

Investment transfers                    (23,175 )    (20,997 )        -

Transfers (to) from Loan Fund             1,369          634     37,782
                                        -------    ---------    -------
Net increase (decrease) in assets
  available for benefits                 54,153     (282,238 )  (32,705 )

Net assets available for benefits
  at beginning of year                  272,330    1,040,591    116,256
                                        -------    ---------    -------
Net assets available for benefits
  at end of year                       $326,483   $  758,353   $ 83,551
                                        =======    =========    =======

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE G - YEAR 2000 ISSUE (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Internal resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by September 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the latter part of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

NOTE H - SUBSEQUENT EVENT

The Company completed, in December 1998, the acquisition of certain operations of Basic Engineering Services and Technology Labs, Inc. The acquisition resulted in 61 employees being added to the Company's Plan effective January 1999.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                       LINE 27a - SCHEDULE OF ASSETS
                       HELD FOR INVESTMENT PURPOSES
                               EIN - 75-0868913
                               Plan Number - 001

                                                   December 31, 1998

Identity                                          Current
of Issue    Description                            Cost          Value


Reliability Incorporated*
 Common stock                                  $1,996,640   $2,621,580
                                                ---------    ---------
The Consulting Group
  Capital Market Funds*:
 Large Capitalization
   Value Equity Investments                       929,058      955,248
 Large Capitalization
   Growth Investments                             658,147      946,185
 Small Capitalization
   Growth Investments                             491,869      482,350
 International Equity Investments                 302,754      326,483
 Stable Value Investments                         677,183      758,353
                                                ---------    ---------
                                                3,059,011    3,468,619
                                                ---------    ---------
Loan Fund* - Participant Loans
 (Interest Rates:  7% - 9.5%)                           -       83,551
                                                ---------    ---------
   TOTAL INVESTMENTS                           $5,055,651   $6,173,750
                                                =========    =========


*Party-in-interest






















                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST
              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               EIN - 75-0868913
                               Plan Number - 001


                                Year ended December 31, 1998

Identity  Descrip-
of Party    tion     Purchases          Cost        Selling     Net gain
Involved  of Asset     Price          of Asset       Price      or (loss)
--------  --------   ---------        --------      -------     --------

Series of transactions in excess of 5% of Plan assets:

Reliability
  Incorporated
  Common Stock       $  449,644     $  325,030    $  793,596   $468,566
                      =========      =========     =========    =======

The Consulting Group
Capital Market Funds:
  Large Capitaliza-
    tion Value Equity
    Investments      $  485,447     $  167,295    $  174,535  $   7,240
  Large Capitaliza-
    tion Growth
    Investments         191,291        130,676       158,194     27,518
  Small Capitaliza-
    tion Growth
    Investments         122,418         92,196        89,185     (3,011 )
  International
    Equity Investments   94,833         76,474        79,532      3,058
  Stable Value          242,258        528,883       580,298     51,415
                      ---------      ---------     ---------    -------
                     $1,136,247     $  995,524    $1,081,744   $ 86,220
                      =========      =========     =========    =======
Smith Barney
  Short-term
  investment funds   $2,081,582     $2,084,601    $2,084,602   $      -
                      =========      =========     =========    =======


















                          See accompanying notes.

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                                SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    RELIABILITY INCORPORATED EMPLOYEE
                                    STOCK SAVINGS PLAN AND TRUST



                                    /s/ Max T. Langley
                                    Max T. Langley
Date: June 8, 1999            Administrative Committee Member

                         RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                             INDEX TO EXHIBITS

Exhibit                                                             Page
 Number                   Description of Exhibits                  Number

  23.       Consent of Independent Auditors dated                    19
            June 7, 1999